Exhibit 99.3

Press Release

Sanofi Consumer Healthcare launches new portal to unlock science and solve key challenges in self-care

Paris, France – June 14, 2023 – Sanofi’s Consumer Healthcare Business Unit has today launched a new Open Innovation Portal, allowing the wider supply chain community to submit their creative, disruptive, and game-changing solutions to meet the challenges of an ever-evolving consumer healthcare landscape. Startups, entrepreneurs, research institutions, accelerators, universities and more can now respond online to challenge areas that have been identified by Sanofi Consumer Healthcare, from creating sustainable packaging to developing new products and technologies.

The healthcare landscape is evolving rapidly and, post-COVID, with an ever-increasing recognition of the importance of self-care, self-diagnosis and self-treatment. The launch of the Sanofi Consumer Healthcare Open Innovation Portal will facilitate the commercialization of the very best self-care innovative solutions by uniting the boldest and brightest external ideas with Sanofi’s marketing expertise, science infrastructure, scale and consumer reach. Successful submissions will be given the opportunity to drive innovation forward together as collaborative partners on projects with Consumer Healthcare at Sanofi. Innovators can visit https://www.innovation-sanofichc.com to learn more and submit ideas.

Josephine Fubara

Chief Science Officer, Consumer Healthcare, Sanofi

“A problem shared is a problem halved and the Open Innovation Portal is part of our mission to unlock science to bring health in the hands of millions of consumers and patients. The Open Innovation Portal will also serve as an opportunity to partner with the brightest and the best to bring some truly transformative ideas to life for our consumers.”

Sanofi will continue to add new challenges to the Open Innovation Portal in the areas of digestive wellness, cough, cold & flu, physical & mental wellness, allergy, pain care, personal care and sustainability.

The Open Innovation Portal is part of its wider mission to unlock science to empower consumers to take health in their hands, while also meeting sustainability goals of achieving carbon neutrality, reducing waste, protecting ecosystems and increasing ingredient transparency.

Sanofi is also proud to partner with the VivaTech 2023 conference, taking place in Paris from 14-17 June. Anyone who is interested in learning more about the Open Innovation Portal and how it can help us ~~to~~ solve the biggest challenges in self-care can visit Sanofi at their stall to find out more.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | sandrine.guendoul@sanofi.com

Patricia Pascual | patricia.pascual@sanofi.com